January 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Technology Finance Corp. II – Registration Statement

File Nos. 000-56371; 814-01464

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Technology Finance Corp. II (the “Company”), set forth below is the Company’s response to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on December 30, 2021, regarding the Company’s registration statement on Form 10 (the “Registration Statement”), as filed with the SEC on December 1, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Registration Statement referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement on Form 10, concurrently filed herewith.

Item 1. Business — General Development of Business (Page 4-5)

1.	Comment: Please define “covenant-lite loans” when the term is first used and include risks, as applicable.

Response: The Company advises the Staff that it has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

2.

Comment: Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act of 1940 (the “Investment Company Act”). If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

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Response: The Company respectfully advises the Staff that it may make capital commitments that may be unfunded for some period of time. The Company does not intend to treat such unfunded commitments as senior securities under Section 18(g) of the 1940 Act. The Company represents, however, that it reasonably believes that its assets and other resources will at all times provide adequate cover to allow it to satisfy its future unfunded investment commitments, including through the use of cash on hand, outstanding capital commitments and available line of credit facilities. The Company will carefully consider its unfunded commitments for the purpose of planning its ongoing financial leverage and maintains sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments that it is required to fund. Furthermore, in accordance with Rule 18f-4, the Company represents that it will enter into unfunded commitment agreements if it reasonably believes, at the time it enters into such an agreement, that it will have sufficient sources of cash and cash equivalents to meet its obligations with respect to its unfunded commitment agreements as they come due.

3.	Comment: The last paragraph of this section states that the Company intends to elect BDC status. Please revise this section to reflect that the Company has elected BDC status.

Response: The Company advises the Staff that it has revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

Item 1. Business — The Company — Owl Rock Technology Finance Corp. II (Page 6)

4.

Comment: The last paragraph on page six says, “The use of borrowed funds or the proceeds from issuing our preferred stock to make investments would have its own specific benefit and risks and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.” Please disclose if the Company intends to issue preferred stock and add any related expenses to the fee table.

Response: The Company advises the Staff that it does not currently intend to issue preferred stock.

Item 1. Business — Description of Business — The Adviser and Administrator — Owl Rock Diversified Advisors LLC (Page 7-9)

5.

Comment: The middle column, titled “Funds,” references other BDCs and a separately managed account. Please include only the Company’s strategies in this chart. Therefore, please delete disclosure relating to other Funds or Advisers, so as not to potentially confuse investors as to which entity advises the Company and which entity they are investing.

Response: The Company advises the Staff that it has revised the disclosure on pages 8 and 9 of the Registration Statement in response to the Staff’s comment.

Item 1. Business — Description of Business — Compensation of the Adviser (Page 11-12)

6.	Comment: Please consider providing example scenarios demonstrating the operation of the incentive fees, as it will be helpful to investors.

Response: The Company respectfully advises the staff that examples of scenarios demonstrating the operation of the incentive fee are included in the Investment Advisory Agreement as Annex A. The Company has included a reference to this Annex in the Registration Statement.

Item 1. Business — Description of Business — Fees and Expenses (Page 16)

7.

Comment: Please confirm the accuracy of the line items, “Incentive Fee” and “Interest payments on Borrowed Funds” estimated expenses presented in the fee table. Please explain to us how the disclosed ratios were derived.

Response: The Company advises the Staff that it has updated the fee table including the “Incentive Fee” and “Interest Payments on Borrowed Funds.” The updated ratios were derived from current known expenses accrued to date and best available information and other interest related costs that were not known at the time of the initial filing.

8.	Comment: Please include an explanatory footnote that briefly explains the terms of the incentive fees.

Response: The Company advises the Staff that it has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

9.	Comment: Please confirm if any organization expenses have or will be incurred and address to what extent they are payable by the Company.

Response: Through November 30, 2021, the Company incurred organizational expenses of $374,457, all of which are payable by the Company.

10.

Comment: Please confirm compliance of the methodologies used to calculate the annual expense examples with the instructions of Item 3 of Form N-2 and verify the accuracy of the calculations for each time period. In addition, please explain the key assumptions used to derive the estimated expenses disclosed for each time period.

Response: The Company advises the Staff that it has updated the annual expenses examples and that such examples are in compliance with the methodologies used to calculate the annual expenses examples set forth in the instructions of Item 3 of Form N-2. The estimated expenses were derived from current known expenses and costs associated with expected contractual arrangements.

11.	Comment: For the “5% annual return from capital gains” expense example, please clarify that the example assumes that the 5% annual return is solely from capital gains.

Response: The Company advises the Staff that it has revised the disclosure on page 17 of the Registration Statement in response to the Staff’s comment.

12.	Comment: Please disclose, if applicable, any expenses from investing in other investment companies and/or underlying funds in a line item labeled “Acquired Fund Fees and Expenses.”

Response: The Company advises the Staff that it does not anticipate incurring any expenses from investing in other investment companies and/or underlying funds during the following twelve months.

13.

Comment: Footnote (2) to the fee table states that, “we have assumed that we will not conduct an Exchange Listing in the next twelve months. This assumption is made solely for the purpose of estimating fees.” Please explain to us how the Company will revise the registration statement, or otherwise inform shareholders, if they conduct an Exchange Listing in the next twelve months.

Response: The Company advises the Staff that it will inform shareholders by filing a registration statement on Form N-2 if it will conduct an Exchange Listing in the next twelve months.

14.

Comment: Footnote (3) states that the Company will borrow funds to make investments and that the annual interest rate on the amount borrowed is of 3.7%. Please explain to us how the Company derived the annual interest rate of 3.7% and disclose that a future increase in the annual interest rate may raise the number in the “Interest payments on Borrowed Funds” line item.

Response: The Company advises the Staff that it has revised footnote (3) to refer to reflect that the annual interest rate on the amount borrowed is 1.9% and has disclosed that a future increase in the annual interest rate may raise the number in the “Interest payments on Borrowed Funds” line item. The revised interest rate was derived based on currently available information and interest rates.

The Company further advises the Staff that it has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

Item 1. Business — Potential Market Trends (Page 17)

15.	Comment: Please include the term “junk bonds” in describing debt instruments that are rated below investment grade or which, if unrated, would have been rated below investment grade.

Response: The Company has added the disclosure requested by the Staff to the discussion of the Company’s debt investments on page 23.

Item 1A. Risk Factors — Risks Related to The Adviser and Its Affiliates (page 53)

16.

Comment: Under the heading, “Our fee structure may create incentives for the Adviser to make speculative investments or use substantial leverage,” the disclosure says that “the base management fee is payable based upon average gross assets (which includes any borrowings used for investment purposes) [and] may encourage the Adviser to use leverage to make additional investments.” Please clarify and disclose if the management fee will be paid on assets that are not under management (i.e. capital commitments). We may have additional comments based on your response.

Response: The Company has clarified that the base management fee is also payable based on the average of any remaining undrawn capital commitments at the end of the two most recently completed calendar quarters.

Item 1A. Risk Factors — We may enter into total return swaps that would expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage. (Page 71)

17.

Comment: Disclosure in the last paragraph states that the Fund may enter into total return swaps. Please add disclosure, in this section and in the discussions of the calculation of incentive fees, that the Company looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the incentive fee. See Section 205(b)(3) of the Investment Advisers Act of 1940 (the “Advisers Act”) and AICPA Expert Panel Meeting Minutes May 22, 2013/ AICPA Audit Risk Alert- Investment Company Industry Developments 2013/2014. In addition, please confirm to us that all provisions of the Investment Company Act (specifically, Sections 55, 59, and 61) and Section 205 of the Advisers Act will be applied on a look-through basis consistent with this economic reality, and provide us with a detailed explanation regarding how these provisions will be applied.

Response: The Company advises the Staff that it has revised the disclosure on pages 12 and 71 of the Registration Statement in response to the Staff’s comment.

Additionally, the Company hereby confirms to the Staff that it does not currently intend to enter into total return swaps. If the Company were to enter into a total return swap, all provisions of the Investment Company Act (specifically, Sections 55, 59, and 61) and Section 205 of the Advisers Act will be applied on a look-through basis consistent with this economic reality, and the Company will contact the Staff to discuss how these provisions will be applied.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

18.	Comment: Please file an amendment and furnish all financial statements and supplementary financial information required by Regulation S-X 6-11.

Response: The Company undertakes to file an amendment and furnish all financial statements and supplementary financial information required by Regulation S-X 6-11 as soon as possible.

GENERAL COMMENTS

19.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Company has not presented any test the waters materials to potential investors in connection with this offering.

20.

Comment: We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment and undertakes to address any further comments from the Staff.

21.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: The Company respectfully notes that the distribution of the Company’s shares is being done in a private placement exempt from the registration requirements under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D thereof.

22.

Comment: Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and undertakes to address the Staff’s comments as requested.

23.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company has not submitted and does not currently expect to submit any exemptive application or no-action request in connection with the Registration Statement.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus